FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of February 2003


                        CORDIANT COMMUNICATIONS GROUP PLC
                -----------------------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                -----------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X     Form 40-F
                                      ---               ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                No   X
                               ---                ---

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

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FORWARD LOOKING AND CAUTIONARY STATEMENTS

          This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   CORDIANT COMMUNICATIONS GROUP PLC
                                   (Registrant)


                                        By:     /s/  Michael Bungey
                                           -------------------------------------
                                        Title:  Director and Chief Executive
                                                Officer

Date:  February 20, 2003

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                                                                       Exhibit 1


                        CORDIANT COMMUNICATIONS GROUP PLC
                                  ("Cordiant")

- 2002 performance in line with market expectations
- Cost savings of (Pound Sterling)45m exceed previous estimate of (Pound Sterling)27m
- Focus on core Bates Group businesses, representing 85% of Group revenues
- Disposal of non-core businesses: considerable expressions of interest
- Disposals to achieve significant debt reduction; renegotiating covenants

In line with the strategic decision to focus its business on the Bates Group announced with the Group's interim results last September, the Board of Cordiant announces the proposed disposal of certain non-core businesses which will strengthen the Group's balance sheet. These disposals will focus the Bates Group into a single, integrated communications offering comprising Bates Advertising, marketing services network 141, branding and design group Fitch and specialist network Healthworld.

2002 PERFORMANCE

The Board also confirms that the Group's headline unaudited operating results for the year ended 31 December 2002 are in line with market expectations. Operating profits for the year ended 31 December 2002, before exceptional items and goodwill amortisation, are expected to be (Pound Sterling)37m. This result was achieved despite revenues significantly reduced by 11% to (Pound Sterling)533m, due to the continuance of extremely difficult market conditions and key account losses in the US. The Group's operating margin improved from 6.0% in 2001 to 6.9% in 2002 as a result of strong cost control, particularly in the second half.

This aggressive cost containment was central to the Group's restructuring strategy announced in September that has now been completed. The annual cost savings achieved of over (Pound Sterling)45m significantly exceed the initial estimate of (Pound Sterling)27m, and position the Group well for the future. The cost saving initiative has resulted in a larger than anticipated 2002 exceptional charge, now expected to be approximately (Pound Sterling)45m. These charges are fully covered by the Group's current financial arrangements.

A full review of the carrying value of goodwill is currently being undertaken and the Board anticipates that an exceptional non-cash charge for the impairment of goodwill in the region of (Pound Sterling)155m will be included in the 2002 accounts. Gross borrowings for the Group at 31 December 2002 were (Pound
Sterling)249m and average gross borrowings for the year were (Pound Sterling)220m. Average net borrowings for the year were (Pound Sterling)172m. The Group operated within the terms of its financial covenants with respect to the year ended 31 December 2002.

DISPOSALS

With its cost restructuring satisfactorily completed, the Group is now embarking on a programme of disposals of certain non-core businesses both to enhance the operations of its core business and to strengthen its balance sheet. The core Bates Group businesses, which account for approximately 85% of total revenues, performed solidly in 2002 versus the prior year and, despite difficult market conditions, enjoyed their best new business gains for over two years in the final quarter of 2002.

The businesses being considered for disposal by the Group, assuming satisfactory terms can be agreed, are its 77% stake in Scholz & Friends, Financial Dynamics International and, in line with other global marketing communications groups, a majority interest in the Group's Australian operations. The Group has already received significant interest in all of these assets. Therefore the Board is confident that transactions can be completed that will be in the best interests of shareholders, clients and staff. The Board will also consider the exercise of its option to sell its 25% stake in the Zenith Optimedia Group in January 2004.

BORROWINGS

These proposed disposals will strengthen the Group's balance sheet considerably by reducing the Group's debt. The terms agreed with the Group's principal lenders early in 2002 included progressively more demanding financial covenants, in anticipation of the then widely predicted recovery in the advertising and marketing services sector. Accordingly, in the light of the continuing adverse market conditions, and bearing in mind the effect of the planned disposal programme, Cordiant has commenced the renegotiation of certain of its financial covenants (but not the total amount of its facilities) from 31 March 2003. Although at an early stage, the Board expects that these discussions will be concluded on a satisfactory basis.

David Hearn, Chief Executive of Cordiant said:
'Market conditions remain depressed and we see little prospect of revenue growth this year. We've aggressively driven costs down by a further (Pound Sterling)45m into 2003 and are now focussing the Group on its core strengths. This will also rebuild our balance sheet. We are creating a leaner, stronger Group better placed to win revenue in the future'.

20 February 2003

ENQUIRIES:

Cordiant
Tel: +44 (0)20 7262 4343
David Hearn, Chief Executive
Andy Boland, Finance Director

College Hill
Tel: +44 (0)20 7457 2020
Alex Sandberg
Adrian Duffield